SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.5)*




                           Sales Online Direct, Inc.
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                               (Name of Issuer)

               Common Stock of the Par Value of $0.001 Per Share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   794661108
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                                (CUSIP Number)

    Alan Richard Sachs, Esquire; West Road Corporate Center, Suite 227,
                    110 West Road, Towson, Maryland 21204;
                                 (410)847-9100
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 9, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 6 Pages)

-------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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CUSIP No. 794661108                                Page 2 of 6 Pages
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-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marc L. Stengel
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]

                                                           (b) X(1)
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*     OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                      [  ]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America
-------------------------------------------------------------------------------
NUMBER OF            7     SOLE VOTING POWER

SHARES                        9,901,119
                     ----------------------------------------------------------

BENEFICIALLY         8     SHARED VOTING POWER

OWNED BY                   -0-
                     ----------------------------------------------------------

EACH                 9     SOLE DISPOSITIVE POWER

REPORTING                    9,901,119
                     ----------------------------------------------------------
PERSON              10     SHARED DISPOSITIVE POWER

WITH                       -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,901,119
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.4%
-------------------------------------------------------------------------------






---------------------
   1   Footnote 1 to Item 2 of the Cover Page of Stengel's  Schedule 13D, that was filed on May 31, 2001, with the Securities and Exchange Commission is incorporated by reference herein.

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CUSIP No. 794661108                                Page 3 of 6 Pages
--------------------------------------             --------------------------

14    TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP No. 794661108                                Page 4 of 6 Pages
--------------------------------------             --------------------------


                                 Schedule 13D


Item 1.   Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock of the par value of $0.001 per share (the "Common Stock") of Sales Online Direct, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 4 Brussels Street, Worcester, Massachusetts 01610, as reported by the Company in the Company's Form 10-QSB filed with the Securities and Exchange Commission (the "SEC") for the Company's fiscal quarter ended March 31, 2001.



Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on July 9, 2001, Stengel beneficially owned 9,901,119 shares of the Common Stock of the Company, that represented as of the close of business on July 9, 2001, 17.4% of the issued and outstanding Common Stock of the Company, based on the 56,626,655 shares of Common Stock outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended March 31, 2001.
         (b) Stengel has sole power to vote and sole power to dispose of all shares of Common Stock of the Company beneficially owned by Stengel.
         (c) A description of all transactions in the Common Stock of the Company that were effected by Stengel during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, is set forth on Schedule A attached hereto and incorporated by reference herein.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Stengel's shares of Common Stock of the Company.
         (e)   Not applicable.

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CUSIP No. 794661108                                Page 5 of 6 Pages
--------------------------------------             --------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11, 2001





                                        By:  /s/ Marc L. Stengel
                                          ----------------------------------
                                          Marc L. Stengel



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CUSIP No. 794661108                                Page 6 of 6 Pages
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                                  SCHEDULE A

                    Schedule of Transactions in the Shares

                                                           No. of         Price Per
    Name                           Date                  Shares Sold        Share(1)
--------------------------- --------------------------- ----------------- --------------
Common Stock, Par Value         June 20, 2001                 60,000         $0.034
$0.001 Per Share                                              49,000          0.035
                                                              20,000          0.037
                                                               1,000          0.038
                                June 21, 2001                 15,000          0.032
                                                              31,000          0.034
                                                              40,000          0.035
                                                               5,000          0.041
                                June 22, 2001                 20,000          0.028
                                                              20,000          0.029
                                                              20,000          0.030
                                                              20,000          0.031
                                 July 2, 2001                 13,000          0.026
                                                              20,000          0.027
                                                              20,000          0.028
                                                              26,000          0.029
                                 July 3, 2001                 16,000          0.025
                                 July 6,  2001                20,000          0.024
                                                              60,000          0.025
                                                              31,000          0.026
                                 July 9, 2001                 65,000          0.025




---------------------------
1  Does not include brokerage commission.